UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85538

April 5, 2019

ORDER CANCELLING REGISTRATIONS OF CERTAIN MUNICIPAL ADVISORS
PURSUANT TO SECTION 15B(c)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

 The municipal advisors whose names appear in the attached Appendix, hereinafter referred to as the "registrants," are registered as municipal advisors pursuant to Section 15B(a)(1)(B) of the Securities Exchange Act of 1934 (the "Act").

 On March 7, 2019, a notice of intention to cancel registration of certain municipal advisors, including the registrants, was published in the Federal Register (Securities Exchange Act Release No. 85227). The notice gave interested persons an opportunity to request a hearing and stated that an order or orders cancelling the registrations would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Securities and Exchange Commission (the "Commission") has not ordered a hearing.

 Pursuant to Section 15B(c)(3) of the Act, the Commission has found that each of the registrants is no longer in existence or has ceased to do business as a municipal advisor.

 Accordingly,

 IT IS ORDERED, pursuant to Section 15B(c)(3) of the Act, that the registration of each registrant be, and hereby is, cancelled.

 For the Commission, by the Office of Municipal Securities, pursuant to delegated authority.[1]

          Eduardo A. Aleman
          Deputy Secretary

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[1] 17 CFR 200.30-3a(a)(1)(ii).

APPENDIX:

SEC ID Number	Full Legal Name
867-01224	Aureus Partners, Inc.
867-01674	BBC Consulting LLC
867-01163	Benecke Robert
867-01889	BRANDYWINE INVESTMENT SECURITIES, LLC
867-01050	Braun Research Consulting, LLC
867-01722	DENNING & COMPANY LLC
867-00750	Evergreen Capital Advisors, Inc.
867-00802	Financial Consulting Solutions Group, Inc.
867-01653	Frontera Consultants RGV, LLC
867-01695	HARRISON SECURITIES INC /BD
867-01696	Innovative Utility Solutions of Alabama LLC
867-01862	KSR Capital Advisors, Inc.
867-01640	LEBENTHAL & CO., LLC
867-01727	Madrid Napoleon Roy
867-00144	Mission Management & Consultants LLC
867-01246	PHOENIX INFRASTRUCTURE ADVISORY GROUP, LLC
867-00531	PK SECURITIES, INC.
867-01824	PlanScape, Inc.
867-00847	Providence Financial Co., LLC
867-00680	Public Advisory Corp
867-00427	Rognan & Associates
867-00769	Stellate Partners LLC
867-01005	Stoughton Consulting LLC
867-01545	Tax Credit Management Inc.
867-00030	Ward Group LLC